UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐      No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts:
ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for July 2019

On a YoY basis, passenger traffic decreased 0.7% in Mexico, increased 2.8% in Puerto Rico and 13.7% in Colombia

Mexico City, August 5, 2019 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for July 2019 increased 2.6% when compared to July 2018. Passenger traffic decreased in 0.7% in Mexico, increase in 2.8% in Puerto Rico and 13.7% in Colombia.

This announcement reflects comparisons between July 1 through July 31, 2019 and 2018. As well as figures for 2019 and 2018.Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary
	July		% Chg	Year to date		% Chg
	2018	2019		2018	2019
Mexico	3,222,359	3,198,194	(0.7)	20,077,218	20,648,828	2.8
Domestic Traffic	1,600,442	1,634,446	2.1	8,982,929	9,532,322	6.1
International Traffic	1,621,917	1,563,748	(3.6)	11,094,289	11,116,506	0.2
San Juan, Puerto Rico	942,268	968,319	2.8	5,078,246	5,686,127	12.0
Domestic Traffic	814,884	851,865	4.5	4,529,674	5,068,032	11.9
International Traffic	127,384	116,454	(8.6)	548,572	618,095	12.7
Colombia	948,280	1,078,246	13.7	5,828,968	6,693,212	14.8
Domestic Traffic	805,204	903,812	12.2	4,928,363	5,661,642	14.9
International Traffic	143,076	174,434	21.9	900,605	1,031,570	14.5
Total Traffic	5,112,907	5,244,759	2.6	30,984,432	33,028,167	6.6
Domestic Traffic	3,220,530	3,390,123	5.3	18,440,966	20,261,996	9.9
International Traffic	1,892,377	1,854,636	(2.0)	12,543,466	12,766,171	1.8

Mexico Passenger Traffic
		July		% Chg	Year to date		% Chg
		2018	2019		2018	2019
Domestic Traffic		1,600,442	1,634,446	2.1	8,982,929	9,532,322	6.1
CUN	Cancun	938,633	914,987	(2.5)	4,971,138	5,134,037	3.3
CZM	Cozumel	21,698	20,523	(5.4)	94,691	118,752	25.4
HUX	Huatulco	71,584	78,728	10.0	399,453	448,436	12.3
MID	Merida	203,224	237,223	16.7	1,257,590	1,465,713	16.5
MTT	Minatitlan	17,250	12,145	(29.6)	111,817	82,764	(26.0)
OAX	Oaxaca	76,689	100,386	30.9	477,564	567,630	18.9
TAP	Tapachula	27,844	30,959	11.2	172,903	211,879	22.5
VER	Veracruz	135,313	129,467	(4.3)	816,450	801,448	(1.8)
VSA	Villahermosa	108,207	110,028	1.7	681,323	701,663	3.0
International Traffic		1,621,917	1,563,748	(3.6)	11,094,289	11,116,506	0.2
CUN	Cancun	1,531,041	1,484,897	(3.0)	10,436,519	10,480,240	0.4
CZM	Cozumel	42,963	27,621	(35.7)	284,677	256,807	(9.8)
HUX	Huatulco	3,032	3,251	7.2	105,100	104,319	(0.7)
MID	Merida	22,815	19,463	(14.7)	137,313	126,135	(8.1)
MTT	Minatitlan	914	891	(2.5)	4,271	4,616	8.1
OAX	Oaxaca	10,221	16,449	60.9	57,761	84,606	46.5
TAP	Tapachula	1,523	1,581	3.8	9,818	7,951	(19.0)
VER	Veracruz	7,180	7,275	1.3	38,922	39,681	2.0
VSA	Villahermosa	2,228	2,320	4.1	19,908	12,151	(39.0)
Traffic Total Mexico		3,222,359	3,198,194	(0.7)	20,077,218	20,648,828	2.8
CUN	Cancun	2,469,674	2,399,884	(2.8)	15,407,657	15,614,277	1.3
CZM	Cozumel	64,661	48,144	(25.5)	379,368	375,559	(1.0)
HUX	Huatulco	74,616	81,979	9.9	504,553	552,755	9.6
MID	Merida	226,039	256,686	13.6	1,394,903	1,591,848	14.1
MTT	Minatitlan	18,164	13,036	(28.2)	116,088	87,380	(24.7)
OAX	Oaxaca	86,910	116,835	34.4	535,325	652,236	21.8
TAP	Tapachula	29,367	32,540	10.8	182,721	219,830	20.3
VER	Veracruz	142,493	136,742	(4.0)	855,372	841,129	(1.7)
VSA	Villahermosa	110,435	112,348	1.7	701,231	713,814	1.8

Passenger Traffic, San Juan Airport (LMM)
		July		% Chg	Year to date		% Chg
		2018	2019		2018	2019
SJU Total		942,268	968,319	2.8	5,078,246	5,686,127	12.0
Domestic Traffic		814,884	851,865	779,040	4,529,674	5,068,032	11.9
International Traffic		127,384	116,454	108,967	548,572	618,095	12.7

Colombia Passenger Traffic Airplan
		July		% Chg	Year to date		% Chg
		2018	2019		2018	2019
Domestic Traffic		805,204	903,812	12.2	4,928,363	5,661,642	14.9
MDE	Rionegro	570,596	655,875	14.9	3,456,492	4,101,100	18.6
EOH	Medellin	90,562	98,190	8.4	593,188	607,858	2.5
MTR	Monteria	89,968	87,586	(2.6)	517,225	560,353	8.3
APO	Carepa	16,672	19,456	16.7	111,194	123,813	11.3
UIB	Quibdo	30,356	34,114	12.4	201,507	214,193	6.3
CZU	Corozal	7,050	8,591	21.9	48,757	54,325	11.4
International Traffic		143,076	174,434	21.9	900,605	1,031,570	14.5
MDE	Rionegro	143,076	174,434	21.9	900,605	1,031,570	14.5
EOH	Medellin	-	-		-	-
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		948,280	1,078,246	13.7	5,828,968	6,693,212	14.8
MDE	Rionegro	713,672	830,309	16.3	4,357,097	5,132,670	17.8
EOH	Medellin	90,562	98,190	8.4	593,188	607,858	2.5
MTR	Monteria	89,968	87,586	(2.6)	517,225	560,353	8.3
APO	Carepa	16,672	19,456	16.7	111,194	123,813	11.3
UIB	Quibdo	30,356	34,114	12.4	201,507	214,193	6.3
CZU	Corozal	7,050	8,591	21.9	48,757	54,325	11.4

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

- END -

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By:	/s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: August 5, 2019